Mail Stop 3561

November 1, 2006

Mr. Stephen D. Young
Chief Financial Officer
2200 West Parkway Boulevard
Salt Lake City, Utah 84119-2331

      **Re:**    **Franklin Covey Co.**
              **Form 10-K for the year ended August 31, 2005**
              **Filed November 29, 2005**
              **File No. 001-11107**

Dear Mr. Young:

We have reviewed your response letter dated September 14, 2006 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended August 31, 2005

1. We note from your response to our comment in your letter dated September 14, 2006, that in order to determine the EPS treatment of the loan program shares held in escrow, which was the result of the May 2006 modifications, you are in the process of determining the legal income participation rights of the

management stock loan shares.  Please provide us with your conclusions as to the EPS treatment of the shares held in escrow.  As part of your response, please provide us with the details of your analysis and assumptions used in arriving at your conclusions.

*********

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3816 with any other questions.

Sincerely,


Linda Cvrkel
Branch Chief